Exhibit 99.4

SUNY TELECOM (1994) LTD.

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2008

The Board of Directors of Suny Telecom (1994) Ltd.
Petach-Tikva, Israel

Re: Review of the unaudited, interim Financial Statements
for the period ended June 30, 2008

At your request, we have reviewed the interim balance sheet of Suny Telecom (1994) Ltd. as on June 30, 2008, and the condensed statement of operations, the statement of changes in shareholders’ equity and the condensed statement of cash flows for the six-month and three-month periods that ended on that date.

We conducted our review in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. Those procedures included, inter alia: reading of the aforesaid financial statements, the reading of minutes of the general assemblies of shareholders and of meetings of the board of directors and of board committee meetings, and the conducting of clarifications with those responsible for financial and accounting matters.

Since the review conducted was limited in scope and does not constitute an examination in conformance with generally accepted auditing standards, we are not expressing an opinion on the interim financial statements.

In these financial statements comparative figures relating to the period ended June 30, 2007 were not included, and profit per share data were also not presented.

When performing our review, nothing came to our attention that would indicate any need for material changes in the said statements in order for them to be able to be deemed financial statements prepared in conformance with International Financial Reporting Standard IAS-34 – Financial Reporting for Interim Periods, and in conformance with the provisions of Section D of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970.

We call attention to that stated in note 1.a. of the Interim Statements regarding initial adoption of the International Financial Reporting Standards (hereinafter – the IFRS) as of January 1, 2008; we also call attention to that stated in note 4 of the Interim Statements, regarding the restatement of the comparative figures appearing in these Interim Statements as on January 1, 2007, as on December 31, 2007 and for the year ended on that date, which had been originally prepared according to the generally accepted accounting principles in Israel, this in order to retroactively reflect therein the implementation of the IFRS, as required when adopting these standards for the first time.

Without qualifying our opinion, we call attention to that stated in note 5 of the Interim Statements regarding examination of the possibility of selling the Company’s operations.

Goldstein Sabu Tevet Certified Public Accountants

Tel-Aviv, August 21, 2008

SUNY TELECOM (1994) LTD.

BALANCE SHEET

		As on June 30	As on December 31
		2 0 0 8	2 0 0 7
	Note	I L S t h o u s a n d s
		Unaudited	Audited

A S S E T S

Current Assets
Cash and cash equivalents		8,124	12,787
Marketable securities		1,794	2,355
Trade receivables		89,592	146,145
Other receivables and debit balances		8,232	4,406
Inventory		16,414	27,121

Total current assets		124,156	192,814

Noncurrent Assets
Investment in shares of the parent company	3	4,004	4,004
Deferred taxes		206	175
Reserve in excess of liabilities
for severance pay, net		706	2,290
Deposits		444	252
Fixed assets		1,001	647
Other assets		120	21

Total noncurrent assets		6,481	7,389

		130,637	200,203

	As on June 30	As on December 31
	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Audited

LIABILITIES AND EQUITY

Current Liabilities
Short-term credit and current maturities
of long-term loans	85,000	-
Suppliers and service-providers	37,283	79,495
Payables and credit balances	8,794	22,496

Total current liabilities	131,077	101,991

Equity (capital deficit)	(440)	98,212

	130,637	200,203

The notes attached to the condensed financial statements constitute an integral part thereof

	Davidi Fiamenta	Ilan Ben-Dov
Approval date of the financial statements: August 21, 2008.	C.E.O.	Director

SUNY TELECOM (1994) LTD.

STATEMENT OF OPERATIONS

	For the six-month period ended June 30	For the three- month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Revenue from sales and services	205,917	90,993	416,004
Cost of sales and services	171,452	76,502	343,007

Gross profit	34,465	14,491	72,997

Selling expenses	6,511	3,702	15,582
Administrative and general expenses	17,063	13,367	25,985

	23,574	17,069	41,567

Operating income (loss), before financing income	10,891	(2,578)	31,430

Financing income	6,077	2,992	10,827
Financing expenses	(1,045)	(370)	(1,232)

	5,032	2,622	9,595

Profit before other income (expenses), net	15,923	44	41,025
Other income (expenses), net	809	9	(1)

Profit before taxes on the income	16,732	53	41,024
Income taxes	1,230	(1,530)	7,830

Net profit for the period	15,502	1,583	33,194

Attributed to:
Shareholders of the Company	15,502	1,583	33,194

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation of financial statements	Surpluses	Total equity
	I L S t h o u s a n d s
	For the six-month period ended June 30, 2008
	Unaudited

Balance as on January 1, 2008	1	737	23	(10,323)	107,774	98,212

Changes during the period ended June 30, 2008:
Cost of share-based payments, net	-	(70)	-	-	-	(70)
Profits from financial assets available for sale	-	-	(23)	-	-	(23)
Adjustments deriving from translation of financial statements, net	-	-	-	(14,061)	-	(14,061)
Dividend distribution	-	-	-	-	(100,000)	(100,000)
Profit for the period	-	-	-	-	15,502	15,502

Balance as on June 30, 2008	1	667	-	(24,384)	23,276	(440)

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation of financial statements	Surpluses	Total equity
	I L S t h o u s a n d s
	For the three-month period ended June 30, 2008
	Unaudited

Balance as on April 1, 2008	1	649	(229)	(17,391)	121,693	104,723
Changes during the period ended June 30, 2008:
Cost of share-based payments	-	18	-	-	-	18
Profits from financial assets available for sale	-	-	229	-	-	229
Adjustments deriving from translation of financial statements, net	-	-	-	(6,993)	-	(6,993)
Dividend distribution	-	-	-	-	(100,000)	(100,000)
Profit for the period	-	-	-	-	1,583	1,583

Balance as on June 30, 2008	1	667	-	(24,384)	23,276	(440)

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation of financial statements	Surpluses	Total equity
	I L S t h o u s a n d s
	Year ended December 31, 2007
	Audited

Balance as on January 1, 2007	1	478	129	-	92,580	93,188

Changes during the year ended December 31, 2007:
Cost of share-based payments	-	259	-	-	-	259
Profits from financial assets available for sale	-	-	(106)	-	-	(106)
Adjustments deriving from translation of financial statements, net	-	-	-	(10,323)	-	(10,323)
Distribution of a dividend in cash, net	-	-	-		(18,000)	(18,000)
Profit for the year	-	-	-	-	33,194	33,194

Balance as on December 31, 2007	1	737	23	(10,323)	107,774	98,212

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

STATEMENT OF CASH FLOWS

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Cash flows deriving from current operations (see
Appendix A below)	12,204	9,437	42,597

Cash flows in investment activities
Sale of marketable securities, net	-	-	2,493
Realization of (investment in) long-term deposits, net	(192)	(116)	70
Purchase of fixed assets	(42)	(17)	(110)
Proceeds from the sale of fixed assets	9	9	-

Total cash, net, deriving from (used in)
investment activities	(225)	(124)	2,453

Cash flows in financing activities
Distribution of a cash dividend	(100,000)	(100,000)	(18,000)
Receipt (repayment) of short-term credit, net	85,000	85,000	(16,608)

Total cash, net, used in financing activities	(15,000)	(15,000)	(34,608)

Translation differentials in respect of cash
balances, net	(1,642)	(668)	(231)

Increase (decrease) in cash and cash equivalents	(4,663)	(6,355)	10,211
Balance of cash and cash equivalents at the
beginning of the period	12,787	14,479	2,576

Balance of cash and cash equivalents at the end of
the period	8,124	8,124	12,787

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

APPENDICES TO THE STATEMENT OF CASH FLOWS

A. Adjustments required in order to present the cash flows in the current operations

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Profit during the account period	15,502	1,583	33,194

Expenses (income) not involving cash flows:
Depreciation and amortizations	382	333	321
Capital loss (gain), net	(9)	(9)	1
Profit and revaluation of marketable securities, net	229	408	(275)
Revaluation of long-term deposits	(33)	(13)	(29)
Revaluation of an investment in shares of the parent company	(454)	(184)	(348)
Increase (decrease) in liabilities for severance
pay, net	1,290	839	(629)
Increase in deferred taxes	(33)	18	(19)
Cost of share-based payments in the Company, net	(70)	18	259

	16,804	2,993	32,475

Changes in assets and liabilities items:
Decrease (increase) in trade receivables	36,538	4,412	(24,227)
Decrease (increase) in other receivables and
debit balances	(5,563)	(5,091)	3,148
Decrease (increase) in inventory	7,223	18,440	(3,919)
Increase (decrease) in suppliers and
service-providers	(31,985)	(2,667)	23,850
Increase (decrease) in payables and credit
balances	(10,813)	(8,650)	11,270

	(4,600)	6,444	10,122

Total cash, net, deriving from current operations	12,204	9,437	42,597

B. Operations other than in cash:

1.	During the report period, fixed assets and other assets were purchased with supplier credit totalling ILS 8 thousand (2007 – ILS 24 thousand).

2.	During the report period, fixed assets and other assets were purchased from the parent company against a reduction of the balance of the parent company’s debt at the sum of ILS 1,157 thousand.

The notes attached to the condensed financial statements constitute an integral part thereof

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 1	–	GENERAL

A.	Initial adoption of the International Financial Reporting Standards

These financial statements have been prepared for the first time in conformance with the International Financial Reporting Standards (hereinafter – the IFRS) in a condensed format as on June 30, 2008, and for the periods of six months and three months ended on that date (hereinafter – the Interim Statements). The comparative figures relating to the entire year of 2007 are also presented in conformance with the IFRS.

The IFRS are standards and clarifications that have been adopted by the International Accounting Standards Committee, and they include international financial reporting standards, international accounting standards (IAS), as well as clarifications prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or by the committee that preceded it for interpretation of international accounting standards (SIC).

The Company adopted the IFRS for the first time as of January 1, 2008, and therefore, the transition date for reporting in conformance with the IFRS is January 1, 2007. Prior to adopting the IFRS, the Company had prepared its financial statements in conformance with the generally accepted accounting principles in Israel. The Company’s last annual financial statements in conformance with generally accepted accounting principles in Israel were prepared as on December 31, 2007, and for the year ended on that date.

B.	Format for preparing the Interim Statements

The Interim Statements have been prepared in conformance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in the International Financial Reporting Standard IAS 34 (“Financial Reporting for Interim Periods”), as well as in conformance with the requirements of the pronouncement in section D of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970.

These Interim Statements should be read in the context of the annual financial statements, the notes of which contain detailed information not included in the Interim Statements.

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES

In accordance with the directives of the Securities Authority from May 2008, these Interim Statements include a full note regarding the significant accounting principles applied during the preparation of the Interim Statements in conformance with the IFRS, at the scope equivalent to that required in the annual financial statements.

Information is presented in note 4 hereunder regarding the adjustment between the reporting in previous periods according to the generally accepted accounting principles to reporting, in the current Interim Statements, according to the IFRS.

The IFRS that shall be in effect or that shall be adoptable early when preparing the financial statements for the entire year of 2008 are subject to changes and to pronouncements during the course of the year. Therefore, they cannot be affixed now with certainty. Accordingly, changes are possible in the accounting principles being applied, as these shall be described in this note when the annual financial statements are prepared.

A.	Reporting basis in the financial statements

The Company’s financial statements have been prepared on the basis of historic cost, with the exception of various assets and liabilities, which are presented according to their fair value, as specified below.

Nonmonetary assets in Israel (mainly fixed assets and other assets), and equity items, were measured according to the historic cost, adjusted for changes in the consumer price index, this until December 31, 2003.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

B.	The Functional and Presentation Currency

1.	The Functional Currency

Items included in the Company’s financial statements are measured on the basis of the currency reflecting the economic environment in which the Company operates, and from which the majority of its operations is influenced (hereinafter – the Functional Currency).

According to the IFRS, the Company’s Functional Currency is the U.S. dollar.

2.	Translation of transactions and balances

Transactions in a currency other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates correct to the transaction execution date. Exchange rate differentials deriving from settling of transactions as stated and deriving from translations of sums of financial assets and liabilities quoted in foreign currency on the basis of the end-of-period rates, are allocated to the statements of operations.

3.	The Presentation Currency

The Company presents its financial statements in new Israeli shekels (hereinafter – the Presentation Currency), this, in conformance with the provisions of the Securities Regulations (Preparation of Annual Financial Statements), 5753 – 1993. The Company’s operating results and financial position are translated into the Presentation Currency, as follows:

(1)	Assets and liabilities were translated according to the representative rates of exchange promulgated by the Bank of Israel in effect on the balance-sheet date.

(2)	Income and expenses included in the statements of operations are translated according to the actual rate of exchange on the execution date of the transaction.

(3)	Translation differentials created as a result of the said handling are allocated directly to the equity under the item “fund from translation differentials.”

C.	Reclassification

Certain items included in the comparative figures for previous periods in the financial statements have been reclassified, this in order to faithfully reflect the classification of those items in the current financial statements.

D.	Estimates

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires the Management of the Company to use estimates, to make assessments and assumptions that affect the reported sums relating to assets and liabilities, and to contingent assets and liabilities as on the date of the Financial Statements, as well as the income and expense data during the periods being reported. The actual results could differ from those estimates and assessments.

E.	Cash and cash equivalents

Cash and cash equivalents Include cash balances or deposits for withdrawal on demand. Overdrafts from banking corporations, which must be covered upon demand and which constitute an integral part of the group’s cash management, are included as a component of cash and cash equivalents for the purposes of reporting the cash flows only.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

F.	Financial assets available for sale

Certain investments of the Company are classified as financial assets available for sale. After the initial recognition, these investments are measured according to fair value, when the changes therein, with the exception of losses from impairment and profits or losses from changes in the exchange rates of financial items classified as available for sale, are allocated directly to equity, net of the tax effect. When the investment is disposed of, the profits or losses that accrued in the equity are transferred to operations.

G.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically in respect of those debts whose collection, in the opinion of the Company’s Management, is doubtful.

H.	Inventory

The inventory is assessed at cost, on the basis of “first in – first out” or net realization value, whichever is lower. Net realization value is an estimate of the selling price during the ordinary course of business, less an estimate of the completion costs and the costs required to execute the sale.

I.	Fixed assets

1.	The assets are presented at cost. Improvements and renovations are allocated to the cost of the assets, while current maintenance and repair costs are allocated to the profit and loss account.

2.	Depreciation is calculated according to the “straight line” method, on the basis of the duration of the estimated use of the assets.

The annual depreciation rates are:

%

Instruments and equipment	7-25
Office furniture and equipment	7-15
Computers and peripheral equipment	33
Improvements in the rented premises	7

3.	The retained value and the duration of the period of use of each asset are examined, at the very least, at the end of every year. The changes are handled as a change in the accounting estimate from here on. The need for recording a provision for asset impairment is also examined (see clause K. hereunder).

J.	Other assets

Software and licenses are presented at cost. The assets are depreciated at the annual rate of 33% per annum, according to the expected period of economic benefit.

K.	Asset impairment

The Company periodically examines the need for recording a provision for asset impairment, this in order to ensure that its assets, including fair value adjustments of other fixed assets, are not presented at sums exceeding their recoverable amounts, which is the higher of the net selling price and the present value of the estimated future cash flows expected to derive from the use of the assets and the realization thereof. A recognized loss is eliminated only when changes occur in the estimates used to determine the recoverable amount of the asset.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

L.	Deferred taxes

The deferred taxes are computed in respect of timing differences between the sums included in the financial statements and the sums taking into account for tax purposes. The deferred tax balances are computed according to the tax rate expected to apply when these taxes are transferred to the statement of operations, as they are known when the financial statements are being prepared.

Deferred tax assets are classified as noncurrent assets, even if their anticipated realization date is in the short term.

M.	Share-based payments

The cost of benefits to employees that are cleared with capital instruments, such as shares or options convertible into shares of the Company and/or of the parent company, are measured according to the fair value of the capital instruments on the date they are granted. An additional expense is allocated if a change is made in the conditions of the arrangement, which increases its overall fair value. The cost is allocation to the profit and loss account of the Company, simultaneously with a corresponding increase in its equity, this over the period that the service conditions exist, a period ending on the date that the employees are entitled to receive a remuneration (qualification period).

N.	Liability for severance pay, net

The Company’s compensation plan falls under the scope of a “defined benefit plan,” as this term is defined in the standards. Therefore, the liability for severance pay deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future pay hikes and the employee turnover rate. The measurement is done on the basis of capitalization of the anticipated future cash flows according to the interest rates of high-ranking shekel concern bonds, when the payment date approaches the liabilities period associated with the severance benefits. In addition, the reserves for severance pay are measured according to their fair value.

O.	Income recognition

Revenue from product sales are included when the products are supplied. Revenue from service fees are included when the service is provided.

P.	Product warranties

The assessed expenses in respect of product warranties, which are estimated on the basis of past experience, are allocated to the profit and loss account during the period in which the revenue was recorded in respect of the sale of those products. The average warranty period in respect of the products is about 12 months.

Q.	Presentation of operations between a corporation and a controlling shareholder therein

Assets and liabilities in respect whereof a transaction was executed with a controlling shareholder are measured according to their fair value on the transaction date. The difference between the fair value and the actual consideration is allocated to equity.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

R.	Disclosure regarding new IFRS in a period prior to the application thereof

1.	IAS 23 (amended) – credit costs

The amendment of this standard eliminates the possibility of allocating credit costs as expenses to the statement of operations, and requires the reporting corporation to capitalize the associated credit costs directly to the acquisition and establishment or manufacturing costs of the asset.

The amended standard shall apply as of the financial statements for the year beginning January 1, 2009. Early adoption is possible.

According to the Company’s assessments, the said amendment will not have any impact on its financial position, results of operations and cash flows.

2.	IAS 1 (amended) – presentation of financial statements

Pursuant to the amendment of IAS 1, another, separate statement must also be presented –“statement of comprehensive income,” in which, besides the total net profit taken from the statement of operations, all items allocated during the report period directly to equity and not deriving from transactions with the shareholders as shareholders (other comprehensive income) must also be presented, such as adjustments deriving from the translation of financial statements, fair value adjustments to financial assets classified as available for sale, adjustments to a reserve for reassessment of fixed assets and the like, as well as the tax implications on these items, which are also allocated directly to equity. Alternatively, the other comprehensive income items may be presented together with profit and loss items in a single statement called “statement of comprehensive income,” which is to be presented in lieu of the statement of operations. Only those items allocated to equity deriving from transactions with the shareholders as shareholders (such as capital issues, dividend distributions and the like) are to be presented in the statement of changes in shareholders’ equity, as well as the total line, which is to be transferred from the statement of comprehensive income.

The amendment also prescribes that in instances of a change in the comparative figures as a result of a change in an accounting principle that is being retroactively applied, restatement or reclassification, a balance sheet must also be presented for the beginning of the period of the comparative figures in respect whereof a change was made.

The amendment of IAS 1 shall apply with respect to the annual financial statements for the periods beginning January 1, 2009, with the comparative figures being restated. Early adoption is possible.

The effect of the amendment of IAS 1 will require the Company to issue the disclosure required as stated in the financial statements.

3.	IFRS 2 (amended) – share-based payments

Pursuant to the amendment of IFRS 2 (hereinafter – the Amended Standard), definition of maturity conditions shall only include service conditions and performance conditions, while clearing of a grant that includes conditions other than maturity conditions, whether by the Company or by the other party, is to be handled by way of accelerating the maturity and not by forfeiture. The Amendment is to be retroactively applied in relation to the financial statements for the periods beginning January 1, 2009. Early adoption is possible.

Maturity conditions include service conditions, requiring the other party to complete a defined service period, while performance conditions require the meeting of defined performance targets. Conditions that are not within the scope of service or performance conditions shall be deemed conditions that are not maturity conditions, and therefore, must be taken into account in the fair value estimate of the instrument being granted.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

R.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

3.	IFRS 2 (amended) – share-based payments (continued)

The company examines the impact of the Amended Standard on its financial statements, but cannot, at this stage, assets its effects.

4.	IAS 32 – financial instruments: presentation, and IAS 1 – presentation of financial statements

The amendment of IAS 32 changes the definition of a financial liability, a financial asset and a capital instrument, and prescribes that particular financial instruments, realizable by the holder thereof, are to be classified as capital instruments.

The provisions of this amendment shall apply with respect to annual reporting periods beginning January 1, 2009. Early adoption is possible. At this stage, the Company Management cannot estimate the implication of application of the clarification on its financial position and operating results.

5.	Improvements in the 2009 International Financial Reporting Standards

In May 2008, the IASB promulgated a series of improvements to the international financial reporting standards.

Within the scope of the improvements, amendments were made to a portion of the standards, which revise the method of presentation, recognition and measurement of various items in the financial statements.

In addition, various corrections were made to terms, which have a negligible effect, if any, on the financial statements.

Most of the amendments will come into effect as of the annual reporting period beginning January 1, 2009 or thereafter, with early adoption possible. The majority of the amendments shall be applied by way of retroactively adjusting the comparative figures.

According to the Company’s assessments, the impact of the amendments on the financial statements is not expected to be material.

S.	Indexed balances and balances in or linked to foreign currency

1.	Balances in or linked to foreign currency are included in the financial statements according to the representative rates of exchange. Balances linked to the consumer price index are included on the basis of the appropriate index for each linked asset or liability.

2.	Following are data regarding the consumer price index and the representative rate of exchange of the U.S. dollar:

End of the period	Consumer Price Index	Exchange rate of USD 1
	Points (*)	ILS

June 2008	116.3	3.35
December 2007	113.6	3.85

Rate of change during the period of	%	%

six months ended June 30, 2008	2.4	(12.8)
year ended December 31, 2007	3.4	(9.0)

(*) according to the index published in respect of the month ended on the balance-sheet date on the basis of: 2000 average = 100 points.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	INVESTMENT IN SHARES OF THE PARENT COMPANY

Includes an investment in 2,741,728 shares of the parent company. The investment is presented at cost. The market value of the investment as on the balance-sheet date was some ILS 25,498 thousand (on December 31, 2007 – ILS 32,928 thousand).

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS

A.	General

As described in note 1.A., these Interim Statements are the Company’s first Interim Financial Statements in conformance with the IFRS. The Company initially adopted the IFRS in 2008, and therefore, the transition date to reporting in conformance with the IFRS is January 1, 2007. The Company prepared an opening balance sheet as on the transition date, from which the reporting pursuant to the IFRS shall begin.

Prior to adopting the IFRS, the Company prepared its financial statements according to the generally accepted accounting principles in Israel. The first annual financial statements pursuant to the IFRS shall be as on December 31, 2008 and for the year ended on that date.

Accordingly, the Company is presenting the following adjustments between the reporting in conformance with generally accepted accounting principles in Israel and reporting in conformance with the IFRS as on January 1, 2007 (the transition date to reporting pursuant to the IFRS), as on December 31, 2007 and for the year ended on that date.

As a rule, IFRS 1, regarding initial adoption of the IFRS, prescribes that application of the IFRS in the opening balance sheet as on the transition date to reporting in conformance with the IFRS is to be performed retroactively (always).

B.	Details of the selected allowances

Following are details of the allowances that the Company chose pursuant to IFRS 1, and for which the Company is not retroactively applying the transition to reporting in conformance with the IFRS:

(1)	Benefits to employees

The Company applies the straight-line method for handling actuarial profits and losses, and exercised the allowance whereby the balance of deferred actuarial profits and losses were recognized as on the transition date.

(2)	Accumulated translation differentials

The Company allocated the capital reserve in respect of accumulated translation differentials to the balance of the surplus as on January 1, 2007.

(3)	Share-based payment transactions

Share-based payments granted prior to November 7, 2002 or which matured by January 1, 2007 are not being handled retroactively in conformance with the provisions of IFRS 2.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS

1. Balance-sheet adjustments

		January 1, 2007			December 31, 2007
		Israeli standards	Effect of transition to the IFRS	IFRS standards	Israeli standards	Effect of transition to the IFRS	IFRS standards
	Note	I L S t h o u s a n d s			I L S t h o u s a n d s
		Audited			Audited

Current assets
Cash and cash equivalents		2,576	-	2,576	12,787	-	12,787
Marketable securities		5,180	-	5,180	2,355	-	2,355
Trade receivables		134,491	-	134,491	146,145	-	146,145
Other receivables and debit balances	4	8,422	(113)	8,309	4,580	(174)	4,406
Inventory	6	26,056	(567)	25,489	27,930	(809)	27,121

Total current assets		176,725	(680)	176,045	193,797	(983)	192,814

Noncurrent assets
Investment in shares of the parent company		4,004	-	4,004	4,004	-	4,004
Deferred taxes	3,4	-	120	120	-	175	175

Surplus reserve for severance pay, net	2	1,538	261	1,799	1,857	433	2,290
Deposits		322	-	322	252	-	252
Fixed assets	6	1,012	(54)	958	745	(98)	647
Other assets	6	-	-	-	22	(1)	21

Total noncurrent assets		6,876	327	7,203	6,880	509	7,389

Total assets		183,601	(353)	183,248	200,677	(474)	200,203

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS (continued)

1. Balance-sheet adjustments (continued)

		January 1, 2007			December 31, 2007
		Israeli standards	Effect of transition to the IFRS	IFRS standards	Israeli standards	Effect of transition to the IFRS	IFRS standards
	Note	I L S t h o u s a n d s			I L S t h o u s a n d s
		Audited			Audited

Current liabilities
Short-term credit and current maturities of long-term loans		16,608	-	16,608	-	-	-
Suppliers and service-providers		61,120	-	61,120	79,495	-	79,495
Payables and credit balances		12,332	-	12,332	22,496	-	22,496

Total current liabilities		90,060	-	90,060	101,991	-	101,991

Equity
Share capital		1	-	1	1	-	1
Capital reserve	1	315	163	478	540	197	737
Capital reserve in respect of financial assets available
for sale	3	-	129	129	-	23	23
Capital reserve from translation of financial statements	6	-	-	-	-	(10,323)	(10,323)
Surpluses		93,225	(645)	92,580	98,145	9,629	107,774

Total equity		93,541	(353)	93,188	98,686	(474)	98,212

Total liabilities and capital		183,601	(353)	183,248	200,677	(474)	200,203

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS (continued)

2. Profit or loss adjustments

		For the year ended December 31
		Israeli standards	Effect of transition to IFRS standards	IFRS standards
	Note	I L S t h o u s a n d s
		Audited

Revenue from sales and services	6	409,890	6,114	416,004
Cost of sales and services	1,6	339,260	3,747	343,007

Gross profit		70,630	2,367	72,997

Selling expenses	6	15,587	(5)	15,582
Administrative and general expenses		25,985	-	25,985

		41,572	(5)	41,567

Operating profit before financing		29,058	2,372	31,430
Financing income	2,5,6	1,651	9,176	10,827
Financing expenses	5	-	(1,232)	(1,232)

Profit before other expenses		30,709	10,316	41,025
Capital gain (loss), net		(1)	-	(1)

Profit before taxes on income		30,708	10,316	41,024
Taxes on income	3	7,788	42	7,830

Net profit		22,920	10,274	33,194

Attributed to:
Shareholders of the Company		22,920	10,274	33,194

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

D.	Notes for adjustment of the balance sheet and the profit or loss

Effects that received expression during adoption of new accounting standards in Israel in 2007:

1.	Share-based payments

The Company has an option plan for employees which, according to the provisions of Accounting Standard no. 24 of the Israel Accounting Standard Board, a “share-based payment”falls within the scope of “share-based payments cleared with capital instruments.” Standard 24 shall be applied, in accordance with the transitional instructions prescribed therein, with respect of share-based payment transactions being cleared with capital instruments, which were executed after March 15, 2005, and which had not yet matured as on January 1, 2006.

Upon the transition to reporting according to the international standard, as on January 1, 2007, and as specified in IFRS 1, the Company is required to apply the provisions of IFRS 2 – “share-based payments” also with respect to the granting of capital instruments as stated that were executed prior to March 15, 2005, but subsequent to November 7, 2002, and which had not yet matured as on January 1, 2007.

2.	Liability for severance pay, net

According to generally accepted accounting principles in Israel, the liability for severance pay is measured on the basis of the number of years of employment being multiplied by the last monthly salary of the employee (one monthly salary for each year of employment) as on every balance-sheet date, and the reserves for compensation that accumulated against it were measured according to their redemption values as on every balance-sheet date, without taking into account the capitalization rates, the wage cost rates and future severances. In addition, the liabilities in respect of vacation pay and sick pay were calculated based on estimated utilization and redemption, respectively.

All of the liabilities in respect of severance pay are calculated, in conformance with the international standard, according to the provisions of IAS 19 “Benefits to Employees” (hereinafter – IAS 19). According to the provisions of IAS 19, the Company’s compensation plan falls within the scope of a “Defined Benefit Plan,” which is specified in IAS 19. Therefore, the liability for severance pay deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage costs and of employee turnover rates. The measurement is done on the basis of capitalization of the expected future cash flows, according to the interest rates of high-ranking shekel concern bonds, when the payment date approaches the liabilities period associated with the severance benefits. In addition, the reserves for compensation are measured according to their fair value.

3.	Investments in financial instruments

According to generally accepted accounting principles in Israel, investments in securities were classified as permanent investments, which are presented on the basis of cost, after deducting a provision for an impairment that is not temporary in nature, or as current investments, which are presented according to their fair value, while changes therein are allocated to operations. According to the IFRS, these investments are classified as financial assets available for sale and are measured according to fair value. The changes in the fair value are allocated to equity, net of the tax effect.

SUNY TELECOM (1994) LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 4	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS(continued)

D.	Notes for adjustment of the balance sheet and the profit or loss (continued)

4.	Deferred taxes

According to generally accepted accounting principles in Israel, deferred tax assets were classified as current assets or as noncurrent assets, according to the classification of the assets that generated the tax. According to the IFRS, deferred tax assets are classified as noncurrent assets, even if the realization date is forecasted in the short term.

5.	Financing income and expenses

According to generally accepted accounting principles in Israel, financing income and expenses, net, were presented in the statement of operations. According to the IFRS, they must be presented separately.

6.	Functional and Presentation Currency

a.	Functional currency

Items included in the Company’s financial statements are measured on the basis of the currency reflecting the economic environment in which the Company operates, and the currency influencing the majority of its operations (hereinafter – the Functional Currency).

According to the IFRS, the Company’s Functional Currency is the U.S. dollar (hereinafter –the Dollar).

b.	Translation of transactions and balances

Transactions in currencies other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates correct to the transaction execution date. Exchange rate differentials, which derive from settling such transactions, and from translating sums of monetary assets and liabilities quoted in foreign currency on the basis of the year-end rates, are allocated to the statements of operations.

c.	Presentation currency

The Company presents its financial statements, which are prepared in conformance with the IFRS, in new shekels (hereinafter – the Presentation Currency), this, in conformance with the provisions of the Securities Regulations (Preparation of Annual Financial Statements), 5753 – 1993. The Company’s operating results and financial position are translated into the Presentation Currency, as follows:

(1)	Assets and liabilities were translated according to the representative rates of exchange promulgated by the Bank of Israel in effect on the balance-sheet date.

(2)	Income and expenses included in the statements of operations are translated according to the actual rate of exchange on the transaction execution date.

(3)	Translation differentials created as a result of the said handling, are allocated directly to the equity under the item “Fund from Translation Differentials.”

NOTE 5	–	EVENTS SUBSEQUENT TO THE BALANCE-SHEET DATE

On August 6, 2008, the parent company advised that its Management was authorized to examine the possibility of selling the Company’s operations to the public company, Scailex Corporation Ltd. (hereinafter – Scailex), whose controlling shareholder is the parent company, and to enter negotiations with Scailex in this regard.